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                                                                      Exhibit 99

                     EDITED VERSION OF REMARKS DELIVERED BY
                  MR. WILLIAM A. OSBORN AT THE ANNUAL MEETING
                       OF STOCKHOLDERS OF NORTHERN TRUST
                        CORPORATION HELD APRIL 18, 2000


Forward-Looking Statements

My remarks today may include some forward-looking statements, such as statements that relate to our financial goals, expansion plans, business prospects, new business results and credit quality. Of course, actual results could differ materially from those indicated by my remarks. I encourage you to read our 1999 Annual Report and our periodic reports to the SEC for additional information that could affect actual results.

Overview

     1999 was the twelfth consecutive year of record earnings. Net income of $405 million was 14% ahead of 1998. This performance reflects our continued success in attracting new business in all segments of the Corporation. The compound annual growth rate of net income in the 90's was a very strong 15%.

     We have experienced exceptional growth in trust assets over the past decade and especially over the past five years. Total trust assets now amount to $1.6 trillion and have grown $304 billion in the last 12 months alone. That is more than the total amount of assets under administration in 1990. In the decade of the 90's, trust assets have grown an average of 20% per year. Managed assets grew 27% in 1999 and now amount to $323 billion. The ten-year compound annual growth rate is 21%. In the first quarter of 2000, managed assets grew by $24 billion - in just one quarter! The growth of trust assets is key to the continued success of both Personal Financial Services and Corporate & Institutional
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Services. We offer a full range of products including credit, treasury management, brokerage, and foreign exchange but our trust and managed asset growth is really a key driver of our profitability.

     New business momentum has been just phenomenal, and 1999 capped it off with 52% growth over 1998. These figures are new trust business sold -- stated in terms of annualized fees -- less lost business due to distributions and other reasons. Net new trust business sold in the first quarter of 2000 was 30% higher than a year ago. So the momentum continues.

     Trust fees grew 19% in 1999 to $974 million and were fueled by the excellent new business results. Trust fees accounted for 54% of total revenues in 1999. Both our Personal and Corporate & Institutional businesses contributed to this growth, reporting approximately equal levels of trust fees. In the first quarter of 2000 we had $286 million in trust fees. That is more than total trust fees for the entire year in 1990 when we had $271 million in fees.

Personal Financial Services

     Our uniquely positioned Personal Financial Services business delivers high-touch trust, investment management, and banking services to individuals and families. In PFS we administer $162 billion of trust assets and we have investment discretion for $97 billion of those assets. PFS trust fees grew 25% in 1999 and were up 31% in the first quarter of this year.

     Our PFS network now has 76 offices in ten states and we currently reach 26% of the millionaire population which we define as households with $1 million or more of investable assets.

     One of the key reasons that we like this business is the growth rate of our target market. Over the next five years,
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the U.S. population is expected to grow at 1.0% per annum. By contrast, the affluent segment -- individuals with more than $1 million in investable assets -- is expected to grow at 8.5% per annum. That equates to over 800,000 additional affluent households who represent our target market in the next five years.

     We see plenty of growth opportunities in PFS. First, we continue to fill in our existing states with additional locations. In 1999, we opened five new offices in these states including Hinsdale and Northwestern Memorial Hospital in Illinois; Grand Rapids, Michigan; Lakewood Ranch, Florida; and Mill Valley, California.

     Growth opportunities will also come from our continued entry into new markets. We announced in 1997 that we planned to enter one new state per year, and to reach 100 offices by 2003. That would put us potentially within reach of 40% of the U.S. millionaires. In the last two years we have entered four new states. In 1998 we entered Colorado and Michigan, and last year we added our eighth and ninth states with offices in Cleveland, Ohio and Seattle, Washington. We recently opened an office in St. Louis, Missouri, our tenth state, and we plan to open a full-service office in Milwaukee, Wisconsin, our eleventh state, later this year.

     Along with geographic expansion we have sought new distribution channels to reach additional clients and to allow our clients more convenient access to products and services. Our unique referral arrangement with Northwestern Mutual Life allows their agents to refer clients to us for fiduciary and asset management expertise. We are already seeing success from this arrangement in Chicago and Milwaukee, and we will be rolling this out throughout the country later this year.

     Since September we have had five of our mutual funds available on Schwab OneSource, and have brought in over $200 million in fund assets through this channel. We have
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also significantly enhanced Private Passport for our personal clients who want to deal with us through the Internet. But, most importantly, we find that referrals from existing clients continue to be a great source of new business for us. I am proud to say that in recent surveys we found that 96% of PFS clients were either very satisfied or satisfied with Northern's service and over 70% of clients had recommended Northern Trust to others.


Corporate & Institutional Services

     Northern's Corporate & Institutional business employs innovative technology and a strong emphasis on relationships to deliver custody, banking, investment, and advisory services to corporations and institutions worldwide. We continue to hold a leadership position in the master trust and custody business. C&IS has $1.4 trillion in assets under administration of which $226 billion are under management. Trust fees in C&IS grew 14% in 1999 and were up 24% in the first quarter of 2000.

     We currently have clients in 35 countries and have trade settlement capabilities in 80 countries through our ever-expanding subcustodian network. Northern is one of only six major global custodians. And others cannot enter into this business. Technology is just too large of a barrier to entry.

     Current industry trends have a positive impact on our ability to attract new business. Among those trends are the privatization of pension funds worldwide, continued consolidation of custody providers, globalization of investments, and growth of defined contribution plans. We are really in an excellent position to continue to capitalize on the opportunities created by these trends.
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Northern Trust Global Investments

     Superior investment capabilities and performance are essential to the growth of both the Personal and Corporate & Institutional businesses. Assets under management total $323 billion and are growing at a compound annual growth rate of 30%. Our overall investment performance has been terrific. Our two mutual fund families, Northern Funds and Northern Institutional Funds, have grown to $36 billion. As of March 31, 2000, 18 of our funds received an "A" or "B" ranking in The Wall Street Journal Quarterly Fund Review and 13 funds received ratings of "4 stars" or "5 stars" from Morningstar.

     We continue to take steps to broaden our product line. In 1999, we launched new investment capabilities including high yield fixed income, small cap growth equity, hedge funds and a variety of new index products. In addition, we recently announced the pending acquisition of Carl Domino Associates in Palm Beach, Florida. This acquisition will provide us with a value equity style of investment management to complement our current quality growth style. Building on asset management is really one of the key strategic focuses of the Corporation.

Technology

     Northern Trust has spent $600 million over the last three years on technology, and we plan to spend over $870 million during the next three years.

     The Internet is rapidly changing the ways of conducting global commerce. Northern Trust has been working with clients via the Internet since 1994. So we are no strangers to the business. We view web-based capabilities as an opportunity to increase our collaboration with clients as well as offering greater access and efficiency.
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     Our technology gets very high marks from our clients. This is evidenced by the fact that we have won the two largest corporate pension funds to come to market in the past two years. And in PFS we've had an overwhelming response by our personal clients to the new capabilities offered via Private Passport, which brings together all of an individual's relationships across trust, asset management, brokerage, banking and our mutual funds, and represents a new level of electronic delivery of information to individual clients.

     There are also some major industry initiatives that we, as a leading custody provider, are actively participating in and which require major technology investments. These include moving to a T+1 securities settlement environment and global straight through processing.

     Just last Friday, we published a new version of our web site to provide easier navigation and to more closely align the online look with the Northern Trust brand. This is just the beginning. I have designated a corporate e-commerce director who reports to me. We have created an e-commerce leadership team comprised of senior representatives from each of our business units and empowered this team to guide our online strategy. The team is currently focused on creating the next generation of Passport suites.

     Our online approach is integral to our overall business strategy and is centered on using the Internet to expand capabilities for existing clients while leveraging opportunities to deliver existing capabilities to emerging clients in the new economy. Through an innovative combination of new technology with our longstanding tradition of personal service we will continue to be a financial services leader in an increasingly online world.
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First Quarter Results

     Now let me review the first quarter results that we released yesterday, which were outstanding. Trust fees grew an exceptional 27% and represented 56% of total revenue in the first quarter. Total revenue was up 22% -- the highest quarterly increase in the history of this Corporation. With net income of $113 million, up 19%, and EPS growth of 20%, the momentum from 1999 has carried forward into 2000. All areas of the company are contributing to this exceptional performance. We are very optimistic that 2000 will be another record year.

     Our strong financial performance coupled with the robust stock market -- although it wasn't as robust last week -- has resulted in extraordinary performance of our stock price, which rose 21.4% in 1999 and was the third highest performing institution of the 25 largest banks in the United States. In the last ten years, our stock price has grown 12 times and had a compound annual growth rate of 26%. This is well ahead of the performance of the S&P 500 index and the Keefe Bruyette and Woods index of the 50 largest banks. I really like that slide and I hope that all of you do too!

     Finally, I want to thank all of our employees worldwide for their hard work and dedication which has led to this record performance. We want to thank our clients for their confidence and trust in placing their business with Northern Trust, and our Board of Directors whose advice, counsel and support has been invaluable in leading to these results. We continue to be very optimistic about the future of your company.